

16014623

JG

:DSTATES
(CHANGE COMMISSION
on, D.C. 20549

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SEC Mail Processing Section
FEB 29 2016
Washington DC 416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69477

JG

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/23/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oakpoint Solutions, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 South ashley Drive, Suite 1130
(No. and Street)

Tampa (City) FL (State) 33602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gerard Coughlin (212) 588-6401
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson and Smith PA
(Name – *if individual, state last, first, middle name*)

500 N Westshore Blvd (Address), Suite 1000, Tampa (City), FL (State) 33609 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AWB

OATH OR AFFIRMATION

I, Gerard Coughlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oakpoint Solutions, LLC, as of February 22, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

no exceptions



ERIK M. ANDERSON
Notary Public - State of Florida
My Comm. Expires Dec 9, 2016
Commission # EE 836047
Bonded Through National Notary Assn.

Signature

CEO / CCO

Title

2/22/16

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 9
SUPPLEMENTAL INFORMATION	
Computation of Net Capital Per Uniform Net Capital Rule 15c3-1	11
Statement on Exemption from the Computation of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3	12
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE EXEMPTION REPORT	13
EXEMPTION REPORT	14
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION	15 - 16
FORM SIPC-7	17 - 18



HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Members
Oakpoint Solutions, LLC
Tampa, Florida

We have audited the accompanying statement of financial condition of Oakpoint Solutions, LLC (the "Company") as of December 31, 2015, and the related statements of income, changes in member's equity and cash flows for the period from January 23, 2015 (commencement of operations) to December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the period from January 23, 2015 (commencement of operations) to December 31, 2015, in conformity with accounting principles generally accepted in the United States.

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 15c3-1 of the Securities and Exchange Commission. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 22, 2016

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

OAKPOINT SOLUTIONS, LLC
STATEMENT OF FINANCIAL CONDITION
AT DECEMBER 31, 2015

ASSETS		
CASH	$	351,594
ACCOUNTS RECEIVABLE		10,298
MANAGEMENT FEES RECEIVABLE		204,254
OTHER ASSETS		94,530
PROPERTY AND EQUIPMENT, NET		7,914
	$	668,590

LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	40,062
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		628,528
	$	668,590

See Accompanying Notes to Financial Statements.

OAKPOINT SOLUTIONS, LLC
STATEMENT OF INCOME
PERIOD FROM JANUARY 23, 2015 (COMMENCEMENT OF OPERATIONS)
TO DECEMBER 31, 2015

REVENUE	
Management and marketing fees	$ 2,934,119
Total revenue	2,934,119
EXPENSES	
Salaries	1,173,960
Professional fees	143,986
Travel	115,988
Communications	100,099
Office expenses	57,475
Regulatory fees	38,185
Rent	31,344
Dues and Subscriptions	26,926
Other general and administrative	10,042
Administrative Fees	10,000
Advertising and Promotion	5,336
Charitable Contributions	2,000
Depreciation	342
Total expenses	1,715,683
NET INCOME	$ 1,218,436

See Accompanying Notes to Financial Statements.

OAKPOINT SOLUTIONS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
PERIOD FROM JANUARY 23, 2015 (COMMENCEMENT OF OPERATIONS)
TO DECEMBER 31, 2015

Balance at January 23,2015	$ 172,092
Net Income	1,218,436
Distributions to Member	(762,000)
Balance at December 31, 2015	$ 628,528

See Accompanying Notes to Financial Statements.

OAKPOINT SOLUTIONS, LLC
STATEMENT OF CASH FLOWS
PERIOD FROM JANUARY 23, 2015 (COMMENCEMENT OF OPERATIONS)
TO DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	1,218,436
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		342
Changes in operating assets and liabilities:		
Accounts Receivable	(	10,298)
Management Fees Receivable	(	204,254)
Other assets	(	94,472)
Accounts payable and accrued liabilities		29,762
Total adjustments	(	278,920)
Net cash provided by operating activities		939,516
CASH FLOWS FROM INVESTING ACTIVITIES -		
Purchase of office equipment	(	8,256)
CASH FLOWS FROM FINANCING ACTIVITIES-		
Distributions to member	(	762,000)
NET INCREASE IN CASH		169,260
CASH - BEGINNING OF PERIOD		182,334
CASH - END OF PERIOD	$	351,594

See Accompanying Notes to Financial Statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Oakpoint Solutions, LLC. ("Oakpoint" or the "Company") is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). It was formed in Florida in January 2014 and began its broker dealer operations on January 23, 2015. The Company conducts activities as a finder and/or placement agent to unaffiliated institutional investment fund managers ("Investment managers") that issue private placement securities exempt from registration with the SEC. Fund sales in which the Company engages involve securities that are not required to be registered with the SEC pursuant to the Securities Act of 1933 and that are offered by Investment managers that are registered with the SEC pursuant to the Investment Company Act of 1940. The Company is a wholly-owned subsidiary of CKT LLC ("CKT"), a Delaware limited liability company.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Regulatory oversight includes periodic examinations by FINRA and other regulatory bodies to determine whether the Company is conducting operations in accordance with the requirements of these organizations. The Company regularly reports financials to FINRA in accordance with their guidelines.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to prevailing practices within the industry. The following summarizes the more significant of these policies and practices.

Subsequent Events

Management has evaluated events occurring subsequent to the balance sheet date through February ___, 2016 (the financial statement issuance date), determining no events require additional disclosure in these financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date and the reported amounts of revenues and expenses for the year presented. Actual results could differ from those estimates.

(continued)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Revenue Recognition

In return for its private placement and marketing services, the Company receives fees on a periodic basis after the private placement transactions close. The fees include (a) a percentage of the management fees received by the Investment managers, a percentage of the performance incentive fees or incentive allocations received by Investment managers ("Management fees") and in some cases (b) a retainer fee for marketing services. Through the company's involvement in each private placement transaction, the company develops models to project revenues expected in the future. The company reconciles the revenue amounts due to be received with the Investment managers for each fee payment. The Investment managers and their 3rd party administrator provide investment and capital account balance data, as well as performance data to support the fees payable to the company.

Management fees are recognized as the services are rendered over the contract period. Marketing fees are recognized as services are rendered.

Cash and Cash Equivalents

The Company considers all cash and highly liquid investments with original purchased maturities of three months or less to be cash equivalents.

From time to time, the Company maintains cash balances with financial institutions in excess of federally insured limits.

Property and Equipment

Furniture, fixtures and office equipment are stated at cost less accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful life of each type of asset.

Income Taxes

The Company is a single member limited liability company and, as such, is treated as a disregarded tax entity for income tax purposes. Accordingly, all taxable income (loss) of the Company is reported by CKT in its tax returns.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2015, the Company's Net Capital was $311,532 which exceeded the requirements by $306,524. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.13 to 1 at December 31, 2015.

(continued)

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2015 consisted of the following:

Furniture and fixtures	$ 4,665
Office equipment	3,591
	8,256
Less: accumulated depreciation	(342)
	$ 7,914

Depreciation expense amounted to $342 for the period from January 23, 2015 (commencement of operations) to December 31, 2015.

NOTE 4. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company is obligated under non-cancelable operating leases for its office facilities in Tampa, Florida and Stanford, CT expiring during the years ended 2016 to 2018.

The approximate future minimum rentals under these leases for the years subsequent to December 31, 2015 are as follows:

2016	$ 93,611
2017	81,899
2018	21,086
	$ 196,586

Rent expense for the office facilities amounted to $31,344 for the period from January 23, 2015 (commencement of operations) to December 31, 2015.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with CKT as of the period end. CKT was required to reimburse the Company for certain administrative, operational and management expenses. At December 31, 2015 the Company had $25,832 in receivables from CKT related to expense sharing agreement.



SUPPLEMENTAL INFORMATION

OAKPOINT SOLUTIONS, LLC
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C3-1
DECEMBER 31, 2015

CREDITS		
Member's Equity	$	628,528
DEBITS		
Management fees receivable		204,254
Other assets		94,530
Accounts receivable		10,298
Property and equipment, net		7,914
Total debits		316,996
NET CAPITAL		311,532
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $5,000 OR 1/8 OF AGGREGATE INDEBTEDNESS OF $40,062		5,008
EXCESS NET CAPITAL	$	306,524
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.13 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	40,062

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

OAKPOINT SOLUTIONS, LLC

STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

DECEMBER 31, 2015

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemptions k(2)(i) and k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.



HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Members
Oakpoint Solutions, LLC
Tampa, Florida:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Oakpoint Solutions, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Oakpoint Solutions, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: under a (k)(2)(ii) exemption (the "exemption provisions") and (2) Oakpoint Solutions, LLC stated that Oakpoint Solutions, LLC met the identified exemption provisions for the period from January 23, 2015 (commencement of operations) to December 31, 2015 without exception. Oakpoint Solutions, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Oakpoint Solutions, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 22, 2016

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

OAKPOINT SOLUTIONS, LLC
EXEMPTION REPORT
DECEMBER 31, 2015

Oakpoint Solutions, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claims an exemption from 17C.F.R. §240.15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii), and the Company met the exemption provisions throughout the period from January 23, 2015 to December 31, 2015 without exception.

Oakpoint Solutions, LLC



Gerard Coughlin
CEO/CCO

Date: 2/22/16



HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Oakpoint Solutions, LLC
100 South Ashley Drive, Suite 1130
Tampa, Florida 33602

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 23, 2015 (commencement of operations) to December 31, 2015, which were agreed to by Oakpoint Solutions, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Oakpoint Solutions, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Oakpoint Solutions, LLC's management is responsible for Oakpoint Solutions, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries by agreeing amounts to image of canceled checks noting no difference;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by agreeing amounts to the statement of income for the period from January 23, 2015 (commencement of operations) to December 31, 2015 and the respective quarterly FOCUS reports noting no differences;

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by reviewing the Form SIPC-7 worksheet supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 22, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*******2145**********************MIXED AADC 220
069477 FINRA DEC
OAKPOINT SOLUTIONS LLC
~~701 W AZEELE ST 2ND FL~~
~~TAMPA FL 33606-2397~~
100 South Ashley Drive
Suite 1130
Tampa, FL 33602

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 7335

B. Less payment made with SIPC-6 filed (**exclude interest**) (4951)
7/13/2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2384

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2384

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Oakpoint Solutions LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of January, 20 16.

COO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,934,119

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 2,934,119

2e. General Assessment @ .0025 $ 7,335

(to page 1, line 2.A.)



Oakpoint Solutions, LLC

Report Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934

At December 31, 2015 and for the Period From January 23, 2015 (commencement of operations) to December 31,2015